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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5


                             Bentley Commerce Corp.
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                                (Name of Issuer)


                         Common Stock, Par Value $.0001
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                         (Title of Class of Securities)


                                   08264E 10 3
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                                 (CUSIP Number)

                                  Gordon F. Lee
                       11301 Olympic Boulevard, Suite 680
                              Los Angeles, CA 90064
                                 (310) 445-2529

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 14, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 08264E 10 3

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Gordon F. Lee
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a).............................................................................
(b).............................................................................
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3. SEC Use Only.................................................................

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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e).

[ ].
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6. Citizenship or Place of Organization

Canadian, Permanent Resident of the United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 169,400,000 shares of common stock*

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8. Shared Voting Power: 0

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9. Sole Dispositive Power: 169,400,000 shares of common stock*

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10. Shared Dispositive Power: 0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 169,400,000
    shares of common stock*

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

    Not applicable.
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13. Percent of Class Represented by Amount in Row (11): Approximately 35.2%

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14. Type of Reporting Person (See Instructions): IN

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*10,000,000 shares are underlying options to purchase common stock at an exercise price of $.03 per share. Further, 12,000,000 shares are owned by BBX Services, Inc., 60,000,000 shares are owned by Kryptosima Acquisition Corp. and 12,000,000 shares are owned by American IDC Corp., companies that Mr. Lee controls. Further, all amounts have been adjusted for the Company's 20% dividend, effective November 5, 2003.


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ITEM 1.                Security and Issuer
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         Common Stock, Par Value, $.0001

         Bentley Communications Corp. f/k/a Bentley Commerce Corp. 11301 Olympic Boulevard, Suite 680
         Los Angeles, CA 90064

ITEM 2.                Identity and Background
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         (a) Name: Gordon F. Lee

         (b) Residence or business address:
         11301 Olympic Boulevard, Suite 680
         Los Angeles, CA 90064

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Officer and Director of American IDC Corp.
         11301 Olympic Boulevard, Suite 680
         Los Angeles, CA 90064

         Director of Bentley Commerce Corp.
         11301 Olympic Boulevard, Suite 680
         Los Angeles, CA 90064

         (d,e)         Legal Proceedings

         During the last five years, Mr. Lee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Lee has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         Canadian; Permanent Resident of U.S.A.

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ITEM 3.           Source and Amount of Funds or Other Consideration
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         10,000,000 free-trading shares were issued to Gordon Lee on January 14,
2004 for services rendered as CEO and CFO of Bentley from July 1, 2003 to April 30, 2004. Pursuant to his employment agreement, Mr. Lee is entitled to $30,000.00 per month, payable in cash or common stock. These shares were valued at $300,000.00 or $.03 per share. In addition to his salary, Mr. Lee was granted an option to purchase 10,000,000 shares of the Company's common stock at an exercise price of $.03 per share. These options expire December 3, 2008.


ITEM 4.                Purpose of Transaction
---------------------------------------------

         Please see Item 3 for an explanation of this transaction.

ITEM 5.                Interest in Securities of the Issuer
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         (a) Out of 481,194,625 outstanding shares at January 15, 2004, Mr. Lee owns 85,400,000 shares, BBX Service Corp. owns 12,000,000 shares, American IDC Corp. owns 12,000,000 shares of Bentley Commerce Corp and Kryptosima Acquisition Corp. owns 60,000,000 shares. Mr. Lee indirectly owns BBX Services Corp., American IDC Corp. and Kryptosima Acquisition Corp.'s shares as he is an officer, director and majority shareholder of all of these corporations. Accordingly, Mr. Lee controls approximately 35.2% of the outstanding common stock of Bentley Commerce Corp.

         (b) Mr. Lee has the sole power to vote and dispose of the shares described in paragraph (a).

         (c) None.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships
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                       with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
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         A copy of Mr. Lee's employment agreement was filed with the Company's
Form S-8, filed December 31, 2003.


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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 2004
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Date


/S/ Gordon F. Lee
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Signature


Gordon F. Lee
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Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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